Hollinger Inc.  Initiates Changes to Sun-Times Media Group, Inc. Board of Directors
and Makes Application For Court Supervised Restructuring

TORONTO, Ontario, August 1, 2007 – Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that, on July 31, 2007, Hollinger, as the holder of a majority in voting interest of the common stock of Sun-Times Media Group, Inc. ("Sun-Times"), delivered a written consent in lieu of a meeting to Sun-Times adopting resolutions that (i) removed three current directors from the Sun-Times Board of Directors, (ii) increased the size of the Sun-Times Board of Directors to eleven directors and (iii) elected each of William E. Aziz, Brent D. Baird, Albrecht Bellstedt, Peter Dey, Edward C. Hannah and G. Wesley Voorheis as directors to the Sun-Times Board of Directors.

G. Wesley Voorheis, the CEO of Hollinger, said, "The concerns we expressed in our June 11, 2007 letter to Sun-Times remain, and have been heightened as the value of Sun-Times' shares continues to decline.  We have always believed that Sun-Times should implement a formal strategic process to enhance value for all Sun-Times shareholders.  The actions we have taken are consistent with this."

Mr. Voorheis added, "As we have said before, we do not intend to interfere in any way with the mandate of the Special Committee of the Sun-Times Board of Directors, which will deal with the claims between Sun-Times and Hollinger, or the Special Monitor, Mr. Richard Breeden.  We have not removed any of the members of the Special Committee.  We are committed to working with the Special Committee and the entire Board of Directors, as well as Mr. Breeden."

Mr. Voorheis noted, "Hollinger intends to immediately engage in a formal process, in consultation with other Sun-Times shareholders, to identify other qualified directors to join the Sun-Times Board of Directors in addition to or in lieu of those elected on July 31, 2007."

"Our interests," Mr. Voorheis explained, "as the largest shareholder of Sun-Times are aligned with the interests of all of Sun-Times shareholders.  We will work very hard to improve the value of Sun-Times for all shareholders."

Hollinger Makes Application For Court Supervised Restructuring

Hollinger also announced today that it, together with two of its Canadian subsidiaries 4322525 Canada Inc. and Sugra Limited (collectively, the "Companies"), has made application for a Court-supervised restructuring under the Companies' Creditors Arrangement Act (Canada) and a similar proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.  The Companies have requested an Order of the Court that would have the effect of staying all actions or enforcement steps that might otherwise be taken against the Companies, and provide them with an opportunity to facilitate a restructuring of their assets and affairs.

 Company Profile

Hollinger’s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times  (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contacts:
G. Wesley Voorheis
Chief Executive Officer
(416) 363-8721 ext. 237
wvoorheis@hollingerinc.com

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262
baziz@hollingerinc.com